Material Change Report


Item 1. Reporting Issuer
        ----------------

        Vasogen Inc.
        2155 Dunwin Drive
        Suite 10
        Mississauga, ON
        L5L 4M1

Item 2. Date of Material Change
        -----------------------

        December 9, 2003

Item 3. Press Release
        -------------

        The Press Release was issued on December 15, 2003, through the facilities of Canada NewsWire. A copy of the Press
        Release was filed via SEDAR on December 15, 2003.

Item 4. Summary of Material Change
        --------------------------

        Vasogen Inc. ("Vasogen") has been approved for listing on the NASDAQ National Market.

Item 5. Full Description of Material Change
        -----------------------------------

        Vasogen has been approved for listing on the NASDAQ National Market. Trading is expected to commence on December 17, 2003, under the symbol "VSGN", and Vasogen's common shares will continue to trade on the American Stock Exchange until that time.

Item 6. Reliance on Section 75(3) of the Act
        ------------------------------------

        Confidentiality is not requested.

Item 7. Omitted Information
        -------------------

        No information has been omitted in respect to the material change.

Item 8. Senior Officer
        --------------

        Christopher J. Waddick, Executive Vice-President and Chief Financial Officer, Corporate Secretary and Treasurer - (905) 569-9065.

Item 9. Statement of Signing Officer
        ----------------------------

        The foregoing accurately discloses the material changes referred to herein.



DATED at this 15th day of December, 2003.



               VASOGEN INC


               By:    "Christopher J. Waddick"
                   ----------------------------------------------------------
               Christopher J. Waddick, Executive Vice-President
               and Chief Financial Officer, Corporate Secretary and Treasurer